UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

Under the Securities Exchange Act of 1934

INNOVATIVE INDUSTRIAL PROPERTIES, INC.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

45781V101

(CUSIP Number)

Alan D. Gold

11440 West Bernardo Court, Suite 220

San Diego, CA 92127

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

- with copy to -

Carolyn Long, Esq.

FOLEY & LARDNER LLP

3579 Valley Centre Drive, Suite 300

San Diego, California 92130

January 8, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45781V101	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Alan D. Gold
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 315,467*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 315,467*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 315,467*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Includes 83,575 shares of unvested restricted stock, of which 34,996 shares vest on January 1, 2019, 34,996 shares vest on January 1, 2020 and 13,583 shares vest on January 1, 2021.

CUSIP No. 45781V101	Page 3 of 7 Pages

Statement on Schedule 13D

This Amendment No. 2 ("Amendment No. 2") amends and restates Amendment No. 1 to the Schedule 13D filed on January 20, 2017, which amended and restated the Schedule 13D originally filed on December 12, 2016, and relates to the beneficial ownership of common stock, $0.001 par value ("Common Stock"), of Innovative Industrial Properties, Inc. (the "Company"). This Amendment No. 2 is being filed to reflect (i) a grant of restricted Common Stock made to Alan D. Gold by the compensation committee of the board of directors of the Company pursuant to the Company's 2016 Omnibus Incentive Plan; (ii) open market purchases of Common Stock made by Mr. Gold, and (iii) the forfeiture of shares of Common Stock to the Company to pay the tax liability incident to the vesting of shares of restricted Common Stock previously granted to Mr. Gold under the Company's 2016 Omnibus Incentive Plan.

Item 1.	Security and Issuer.

The class of equity securities to which this statement relates is the Common Stock of the Company. The address of the principal executive offices of the Company is 11440 West Bernardo Court, Suite 220, San Diego, California 92127.

Item 2.	Identity and Background.

(a)       The reporting person is Alan D. Gold.

(b)       The business address of Mr. Gold is 11440 West Bernardo Court, Suite 220, San Diego, California 92127.

(c)       Mr. Gold serves as executive chairman of the board of directors of the Company.

(d)       Mr. Gold has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       Mr. Gold has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)       Mr. Gold is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date of this Schedule 13D, Mr. Gold held, in the aggregate, 315,467 shares of Common Stock of the Company, which includes (i) 202,900 shares of Common Stock purchased by him at an aggregate cost of $4,050,563, (ii) 21,413 shares originally granted to Mr. Gold as restricted Common Stock under the Company's 2016 Omnibus Incentive Plan that vested (of which 7,246 shares were forfeited to the Company to pay withholding tax obligations incident to the vesting of such shares), and (iii) 83,575 shares of unvested restricted Common Stock granted to Mr. Gold pursuant to the Company's 2016 Omnibus Incentive Plan, for his continuing service as executive chairman of the Company.

CUSIP No. 45781V101	Page 4 of 7 Pages

Item 4.	Purpose of Transaction.

The shares of Common Stock reported herein were acquired by Mr. Gold for investment purposes only.

Mr. Gold, directly or indirectly, may acquire shares of Common Stock from time to time in open market or private transactions, depending on various factors.  Mr. Gold, directly or indirectly, may also choose to dispose of some or all of his respective beneficial holdings of Common Stock.

 Except as otherwise described in this Schedule 13D, Mr. Gold does not currently have any plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D. However, as part of his ongoing evaluation of this investment and investment alternatives, Mr. Gold may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Company, other stockholders of the Company or other third parties regarding such matters.

Item 5.	Interests in Securities of the Issuer.

See the information contained on the cover pages of this Statement on Schedule 13D, which is incorporated herein by reference. The percentage of shares of Common Stock beneficially owned by Mr. Gold is based on 3,501,147 outstanding shares of Common Stock of the Company as of November 30, 2017, as set forth in the Company's Registration Statement on Form S-3 (File No. 333-221881) filed with Securities and Exchange Commission on December 1, 2017 plus 40,749 shares of unvested restricted Common Stock granted to Mr. Gold pursuant to the Company's 2016 Omnibus Incentive Plan, minus 7,246 shares forfeited by Mr. Gold to the company to pay the tax liability incident to the vesting of shares of restricted Common Stock previously granted to Mr. Gold under the Company's 2016 Omnibus Incentive Plan.

Set forth below are all of the transactions in the Common Stock effected by Mr. Gold during the past 60 days:

Trade Date	Number of Shares Acquired / (Forfeited)	Price per Share	Where and How Transaction Effected
1/8/2018	40,749	N/A	Restricted stock grant
1/1/2018	(7,246)	$32.31	Forfeiture of Shares to Pay Withholding Tax on Vesting of Restricted Common Stock

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Alan D. Gold has served as executive chairman of the board of directors of the Company since its formation. In his capacity as its executive chairman, Mr. Gold is compensated by the Company for such service and is a party to an indemnification agreement and a severance and change of control agreement, each of which is described below and incorporated herein by reference. Mr. Gold may also receive grants of Common Stock from the Company's 2016 Omnibus Incentive Plan, in such amounts as determined by the Company's compensation committee of its board of directors.

CUSIP No. 45781V101	Page 5 of 7 Pages

In his capacity as executive chairman of the board of directors of the Company, Mr. Gold is a party to an indemnification agreement with the Company. The indemnification agreement provides, among other things, that the Company will indemnify, to the maximum extent permitted by law, the covered officer or director against any and all judgments, penalties, fines and amounts paid in settlement, and all reasonable and out-of-pocket expenses (including attorneys' fees), actually and reasonably incurred in connection with any threatened, pending or completed action, suit, arbitration, alternative dispute resolution mechanism, investigation, inquiry, administrative hearing or other proceeding that arises out of the officer's or director's status as a present or former officer, director, employee or agent of the Company. The indemnification agreement also requires the Company, upon request of the covered officer or director, to advance the expenses related to such an action provided that the officer or director undertakes to repay any amounts to which he is subsequently determined not to be entitled. The foregoing description of the indemnification agreement does not purport to be complete and is qualified in its entirety by reference to the indemnification agreement, which is filed as an exhibit hereto and incorporated herein by reference.

The Company also entered into a severance and change of control agreement (the "Severance and Change of Control Agreement") with Mr. Gold, which expires on December 31, 2019, but will automatically renew for successive three-year terms unless either party gives written notice of non-renewal within 90 days before the end of the current term. The Severance and Change of Control Agreement provides that, if Mr. Gold's employment is terminated by the Company without "cause" or by Mr. Gold for "good reason" (each as defined in the Severance and Change of Control Agreement) (a "Qualifying Termination"), Mr. Gold will be entitled to severance payments and certain benefits, subject to certain conditions specified below.

If Mr. Gold experiences a Qualifying Termination, other than within two years of a "change of control" (as defined in the Severance and Change of Control Agreement), (a) Mr. Gold will receive (i) a cash payment equal to the sum of his annual base salary and his average annual cash bonus during the past three years, multiplied by three, and (ii) 18 months of premiums Mr. Gold would be required to pay to continue health plan coverage under the Company's health plans; and (b) Mr. Gold's unvested equity awards subject to time-based vesting will vest on a pro-rated basis and Mr. Gold's performance-based equity awards will be earned on a pro-rated basis based on the level of achievement as of such date of termination. The Severance and Change of Control Agreement provides for a "phase-in" over a three-year period ending on December 31, 2019 of severance amounts payable under (a) above and equity awards vesting under (b) above, where Mr. Gold is entitled to a percentage of such severance and a percentage of such equity awards vest based on a schedule set forth in the Severance and Change of Control Agreement.

In the event of a Qualifying Termination of Mr. Gold within two years after a change of control of the Company, in addition to the compensation set forth above, all unvested equity awards subject to time-based vesting will vest immediately, and all unearned performance-based equity awards will vest at the greater of actual performance or target. A Qualifying Termination of Mr. Gold within two years after a change of control of the Company is not subject to the "phase in" for payment of severance and vesting of equity awards described above for a Qualifying Termination not within two years after a change of control.

The Severance and Change of Control Agreement requires Mr. Gold to sign a general release of claims against the Company as a condition of receiving the severance payment. In addition, for one year after termination of employment for any reason, Mr. Gold is prohibited from directly or indirectly soliciting (a) any of the Company's employees to leave the Company or (b) any prospective employees negotiating with the Company on the date of termination to cease negotiations. Mr. Gold is also required to provide consulting services to the Company for up to 20 hours per month during the six months after any termination of employment and requires Mr. Gold to maintain the confidentiality of the Company's confidential information.

CUSIP No. 45781V101	Page 6 of 7 Pages

If Mr. Gold retires for other than good reason and gives the Company a specified advance notice before retiring, or if Mr. Gold dies or terminates employment because of disability, all unvested stock rights awards that vest based on continued employment will vest immediately on the date of such retirement or termination. Mr. Gold will remain eligible to receive performance shares awarded under the Company's equity incentive plans before his termination if the Company achieves the stated performance goals during the remainder of the performance period, as if Mr. Gold's employment had not terminated. To qualify for these benefits on retirement, Mr. Gold must retire after a specified age or with a combination of age plus years of service, depending on the benefit in question, as well as give the Company the required number of years of advance notice of retirement.

The Severance and Change of Control Agreement also provides that severance payments are subject to recoupment as required by any recoupment policy approved by the Board.

If Mr. Gold's employment is terminated by the Company for cause or by Mr. Gold without good reason (and other than for death, disability or a qualifying retirement), Mr. Gold will not be entitled to any severance payment or benefits under the Severance and Change of Control Agreement.

The foregoing description of the Severance and Change of Control Agreement does not purport to be complete and is qualified in its entirety by reference to the Severance and Change of Control Agreement, which is filed as an exhibit hereto and incorporated herein by reference.

Other than as described herein and in his capacity as the Company's executive chairman, Mr. Gold has no contracts, understandings or relationships with respect to the securities of the Company.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description
99.1	Form of Indemnification Agreement between the Company and each of its directors and officers (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-11 of the Company (File No. 333-214148) filed with the Securities and Exchange Commission on October 17, 2016).

99.2	Severance and Change of Control Agreement dated as of January 18, 2017 among the Company, IIP Operating Partnership, LP and Alan Gold (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of the Company filed with the Securities and Exchange Commission on January 24, 2017).

CUSIP No. 45781V101	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 10, 2018

/s/ Alan D. Gold
Alan D. Gold